Issuer Free Writing Prospectus, dated June 20, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated June 20, 2019
Registration Statement No. 333-225318

Final Term Sheet

3.250% Notes due 2026
3.500% Notes due 2029

This free writing prospectus relates only to the securities described below and should be read together with HCP, Inc.’s preliminary prospectus supplement dated June 20, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 31, 2018 and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	HCP, Inc.

Trade Date:	June 20, 2019

Settlement Date:	July 5, 2019 (T+10)

Anticipated Ratings:(1)	Baa1(Stable)/BBB+(Stable)/BBB (Positive) (Moody’s/S&P/Fitch)

3.250% Notes due 2026

Securities Offered:	3.250% Notes due 2026

Aggregate Principal Amount Offered:	$650,000,000

Maturity Date:	July 15, 2026

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Benchmark Treasury:	2.125% due May 31, 2026

Benchmark Treasury Price/Yield:	101-22 / 1.865%

Spread to Benchmark Treasury:	+140 basis points

(1)  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Yield to Maturity:	3.265%

Coupon:	3.250% per year, accruing from July 5, 2019

Price to Public:	99.906% of the principal amount, plus accrued interest, if any

Optional Redemption Provisions:	Make-Whole Call: Prior to May 15, 2026 (the “2026 Par Call Date”), +25 basis points Par Call: On and after the 2026 Par Call Date, at par

CUSIP / ISIN:	40414LAQ2 / US40414LAQ23

3.500% Notes due 2029

Securities Offered:	3.500% Notes due 2029

Aggregate Principal Amount Offered:	$650,000,000

Maturity Date:	July 15, 2029

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price/Yield:	103-11 / 2.001%

Spread to Benchmark Treasury:	+155 basis points

Yield to Maturity:	3.551%

Coupon:	3.500% per year, accruing from July 5, 2019

Price to Public:	99.572% of the principal amount, plus accrued interest, if any

Optional Redemption Provisions:	Make-Whole Call: Prior to April 15, 2029 (the “2029 Par Call Date”), +25 basis points Par Call: On and after the 2029 Par Call Date, at par

CUSIP / ISIN:	40414LAR0 / US40414LAR06

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,288,319,500, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Concurrent Tender Offers for Notes	On June 20, 2019, the Issuer announced an increase to the combined aggregate principal amount of the Issuer’s previously announced offers (the “Tender Offers”) to purchase for cash up to $400.0 million combined aggregate principal amount of the Issuer’s 4.000% notes due 2022 (the “4.000% 2022 Notes”) and 4.250% notes due 2023 (the “4.250% 2023 Notes,” and together with the 4.000% 2022 Notes, the “Tender Notes”) to purchase for cash up to $500.0 million combined aggregate principal amount of the Tender Notes.

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to fund the (i) purchase price for the Tender Notes, and (ii) redemption of all of its $800 million 2.625% Senior Notes due February 2020 (the “2020 Notes”) prior to their stated maturity date, and in each case, to pay accrued interest and related fees, premiums and expenses in connection therewith.  In the event that the Tender Offers are not consummated or are not fully subscribed, or the Issuer does not use all remaining net proceeds for the redemption of all of its 2020 Notes, the Issuer intends to use any remaining proceeds to reduce other outstanding borrowings, fund potential acquisitions, development and investment opportunities, or for other general corporate purposes.

Delayed Settlement:

The Issuer expects that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the 10th business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby on the date of this term sheet or the next succeeding seven business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers who wish to trade the notes on the date of this term sheet or the next succeeding seven business days should consult their advisors.

Joint Book-Running Managers:	Mizuho Securities USA LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Barclays Capital Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC PNC Capital Markets LLC Regions Securities LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers	BofA Securities, Inc. BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC The Huntington Investment Company KeyBanc Capital Markets Inc. RBC Capital Markets, LLC

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.